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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                    Subject Company: Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

On March 19, 2002, HP issued the following press release.



                    [LETTERHEAD OF HEWLETT-PACKARD COMPANY]

                                                                [HP INVENT LOGO]

Editorial Contacts:

Judy Radlinsky, HP
+1 650 857 5034
judy_radlinsky@hp.com

Rebeca Robboy, HP
+1 650 857 2064
rebeca_robboy@hp.com

            HP BELIEVES SHAREOWNERS HAVE APPROVED MERGER WITH COMPAQ

PALO ALTO, Calif., March 19, 2002 -- The board of directors of Hewlett-Packard Company (NYSE:HWP) today announced that based on a preliminary estimate of shareowner proxies by its proxy solicitor, it believes it has received sufficient votes to approve HP's merger with Compaq Computer Corporation (NYSE:CPQ). The company acknowledged, however, that this is not an official vote.

Official certification of the voting results by the independent inspectors of election, IVS Associates, is expected in the next few weeks, at which time the certified results will be announced promptly.

"We are gratified that HP shareowners recognize the compelling strategic and economic benefits of the merger and that a decisive majority of shares not affiliated with the Hewlett and Packard families and foundations appear to have been voted in favor of this transaction," said Carly Fiorina, HP chairman and chief executive officer. "This board remains committed to building sustainable shareowner value. We believe that with this endorsement from our shareowners, HP has an historic opportunity to lead in a rapidly evolving industry and build upon our proud history of innovation and invention.

"We are thankful for the support we've received from our shareowners, employees and customers during this difficult proxy fight. The intense debate throughout this contest has raised important issues and prepared us even more fully for the integration and marketplace challenges that lie ahead. It's now time for all of us -- those who supported the merger and those who opposed it -- to pull together for the benefit of the company.

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"We look forward to Compaq's shareowner vote tomorrow and the official certification, and we expect to complete the merger soon after the vote is certified -- allowing us to quickly begin execution of the comprehensive integration plans we have been preparing for many months. Today's vote is the beginning of the process of building an even greater HP. We have much work to do, but we are energized and confident as we move to capitalize on the potential of this combination."

ABOUT HP

Hewlett-Packard Company -- a leading global provider of computing and imaging solutions and services -- is focused on making technology and its benefits accessible to all. HP had total revenue of $45.2 billion in its 2001 fiscal year. Information about HP and its products can be found on the World Wide Web at http://www.hp.com.

                                      # # #

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including predictions regarding the outcome and certification of the vote on the merger or the closing of the merger; statements regarding future improvement of HP generally or specifically its profitability, earnings, revenues, synergies, accretion or other financial items; statements about the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans; any statements concerning proposed new products, services, developments or industry rankings; statements regarding future economic conditions or performance; statements of belief; and statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the actual certified results of the vote on the proposal to issue shares of HP common stock in connection with the merger; the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the

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acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391.